Exhibit 99.53

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com

NEWS RELEASE

September 8, 2009	No. 09-15

Avalon announces appointment of former National Chief
Phil Fontaine to its Board of Directors

TORONTO— Avalon Rare Metals Inc. TSX:AVL, OTCQX:AVARF (“Avalon” or the “Company”) is pleased to announce the appointment of the former National Chief of the Assembly of First Nations, Phil Fontaine, B.A., LL.D. (R.M.C.), LL.D. (Brock), LL.D. (Windsor) LL.D. (Lakehead), LL.D. (U of Winnipeg) to the Company’s Board of Directors.

Mr. Fontaine completed an unprecedented third term as National Chief of the Assembly of First Nations (“AFN”) in July, 2009, deciding at that time not to seek a fourth term and instead pursue a new career in business. He leaves politics with a long list of achievements in advancing the rights of First Nations peoples and a reputation for being a dedicated and inspirational leader. He has been instrumental in facilitating change for First Nations people from the time he was first elected to public office as Chief when he was 28 years old. Recently, Mr. Fontaine has been a vocal advocate, through initiatives such as the AFN’s Corporate Challenge campaign, for more First Nations - Industry partnerships as a means of alleviating chronic poverty in remote northern communities.

Noted Avalon President, Don Bubar, “I got to know Phil in 2007 when we worked together to develop and sign the historic Memorandum of Understanding between the Assembly of First Nations and the Prospectors and Developers Association of Canada in March, 2008, where I have served as Chair of PDAC’s Aboriginal Affairs Committee since 2004. During that time, we learned that we share a common vision for greater co-operation between First Nations and the mineral industry in Canada, a vision that we can now further implement for the greater benefit of our shareholders and our First Nations partners.”

Mr. Fontaine commented “I am pleased to accept the invitation to serve on the Board of Directors of Avalon Rare Metals Inc. Avalon is a rising star in the exploration industry.  There is tremendous potential to explore Canada's natural resources in a respectful and responsible manner. I will assist the company in increasing its value to shareholders by fostering positive relationships with Indigenous peoples and identifying mutually beneficial opportunities. I am excited to assist in this important work.”

Mr. Fontaine has been granted 175,000 incentive stock options exercisable at a price of $2.80 per share for a period of five years from the date of grant of the options. The options will vest at the rate of 25% per year.

Mr. Fontaine also recently accepted a position to act as a Special Advisor to the Royal Bank of Canada. Fontaine is a proud member of the Sagkeeng First Nation in Manitoba and still plays an active role in the support of his community.

About Avalon Rare Metals Inc.  (TSX:AVL, OTCQX:AVARF)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Lake Zone Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable ‘heavy’ rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. The Company is well funded, has no debt and its work programs are unaffected by market volatility. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding:  70,484,448. Cash resources: approximately $6.0 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at office@avalonraremetals.com  or phone Don Bubar, P.Geo., President, at 416-364-4938.

Media inquiries for Mr. Fontaine can be directed to Sarah Loft at +1 (613) 298-0610.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.